Exhibit 99.1

Eastern Insurance Holdings, Inc.

2008 Agency Stock Purchase Plan

Effective July 1, 2008

Eastern Insurance Holdings, Inc.

2008 Agency Stock Purchase Plan

i

ARTICLE 6.	ENROLLMENT AND SUBSCRIPTION	7
	6.1 Enrollment Periods	7
	6.2 Enrollment Procedures	7
	6.3 Subscription Periods	7
	6.4 Subscription Procedures	7
	6.5 Contributions	7
	6.6 Subscription Rate	7

ARTICLE 7.	STOCK RIGHTS	8
	7.1 Disposition of Stock	8
	7.2 Sale of Stock	8
	7.3 Dividends	8
	7.4 Material Transactions and Stock Adjustments	8

ARTICLE 8.	PLAN WITHDRAWAL, TERMINATION AND AMENDMENT	9
	8.1 Plan Withdrawal	9
	8.2 Plan Termination	10
	8.3 Plan Amendment	10

ARTICLE 9.	PLAN DURATION	11
	9.1 Plan Duration Generally	11
	9.2 Changes to Plan Duration	11

ARTICLE 10.	MISCELLANEOUS PROVISIONS	12
	10.1 Shares Available	12
	10.2 Titles	12
	10.3 Section 16 Officers and 5% Owners	12
	10.4 Applicable Law	12
	10.5 Severability and Construction of the Plan	12
	10.6 Contractual Rights	12

ii

ARTICLE 1. PURPOSE OF THE PLAN

1.1 Purpose. The Eastern Insurance Holdings, Inc., 2008 Agency Stock Purchase Plan (hereinafter the “Plan”) is intended to provide selected insurance agencies of Eastern Insurance Holdings, Inc. (hereinafter the “Company”), with an opportunity to acquire Common Stock of the Company at a discount from fair market value. The Plan is designed to foster the common interests of the Company and agencies in achieving long-term profitable growth for the Company. To this end, the Company hereby reserves 125,000 shares of Company Stock for purchase and issuance under the exclusive terms of this Plan.

ARTICLE 2. DEFINITIONS

2.1 “Calendar Quarter” shall have its usual and accepted meaning. The four Calendar Quarters begin the first day of January, April, July, and October, and end the last day of March, June, September, and December of each Calendar Year, respectively.

2.2 “Calendar Year” shall have its usual and accepted meaning. A Calendar Year begins January 1 and ends December 31.

2.3 “Committee” shall mean the Company’s Finance Committee.

2.4 “Company” shall generally mean Eastern Insurance Holdings, Inc. Where specific actions or conduct may or shall be carried out by the Company, the Company shall act through its board of directors.

2.5 “Company Stock” shall mean the Company’s common stock (no par value) issued to the Plan which is available for purchase under the terms contained herein.

2.6 “Complete Withdrawal” shall occur when a Participant submits a Withdrawal Notice to the Committee, indicating that the Participant desires to sell all of its shares and terminate its participation in the Plan.

2.7 “Eligible Agency” shall have the meaning given to the term in Section 4.1.

2.8 “Enrollment Form” shall mean the form the Committee shall issue to each non-enrolled Eligible Agency. Such form shall be the sole means of enrolling in the Plan.

2.9 “Enrollment Period” shall mean the period of time in which an Eligible Agency may enroll in the Plan. Enrollment Periods begin on the 15th day of the last month of each Calendar Quarter, and end on the last day of the last month of each Calendar Quarter.

2.10 “Lump Sum Contributions” shall mean a single cash contribution to the Plan, made during the first week of a Calendar Quarter.

2.11 “Partial Withdrawal” shall occur when a Participant submits a Withdrawal Notice to the Committee, indicating that the Participant desires to sell all or a portion of its shares, but continue as a Participant in the Plan.

2.12 “Participant” shall mean an Eligible Agency that has enrolled in the Plan. An Eligible Agency needs only to enroll, and does not need to have an account balance or to subscribe to the Plan, to be a Participant.

2.13 “Plan” shall mean the EIHI 2008 Agency Stock Purchase Plan, as set forth in this document and as amended from time to time. The Plan is not an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended

2.14 “Plan Discount” shall mean the discount rate applied to a share of Company Stock available for purchase under the terms of this Plan. Such discount will be equal to ten-percent (10%) of the Company Stock’s average closing price during the Subscription Period, unless the Committee shall determine otherwise.

2.15 “Subscription Form” shall mean the form which the Committee shall issue to each Eligible Agency that has enrolled in the Plan. Such form shall be the sole means for subscribing and making contributions to the Plan.

2.16 “Subscription Period” shall mean the period of time between the 1st and the 15th day of each January, April, July and October, at the end of which the Committee shall purchase shares of Company Stock with Participants’ account balances.

2.17 “Termination Notice” shall mean a written notice sent to Participants upon termination of the Plan. Advance notice is not required, but the Termination Notice must be postmarked no later than the day the Plan is terminated.

2.18 “Withdrawal Notice” shall mean the written notice that a Participant must provide to the Committee to effectuate a Partial Withdrawal or Complete Withdrawal from the Plan. The Withdrawal Notice shall indicate whether the withdrawal is a Partial Withdrawal or Complete Withdrawal; if a Partial withdrawal, the notice shall indicate how many shares the Participant is seeking to withdraw from its Participant account.

ARTICLE 3. PLAN ADMINISTRATION

3.1 Administration Generally. The Committee may administer the Plan or contract with a third party vendor to administer the Plan.

3.2 Committee Powers. The Committee is granted the following powers and responsibilities.

(a)	The Committee shall maintain Participant accounts, which includes, but is not limited to, allocating contributions, effecting distributions in cash or Company Stock, and issuing and accepting appropriate notices and forms. Participant accounts are described more fully in Section 5.4.

(b)	The Committee shall report directly to the Company and provide all necessary and relevant Plan information upon the Company’s request.

(c)	The Committee may not amend, suspend, or terminate the Plan, or otherwise engage in any material transaction without prior approval of the Company.

(d)	The Committee may, when in its discretion it deems it necessary, adopt rules and regulations for the administration of the Plan, subject to the limitations of Section 3.2(c).

(e)	Interpretation and construction of all provisions in this Plan are explicitly reserved powers of the Company, and the Committee shall be bound by any such interpretations or constructions. Such interpretations or constructions are conclusive and final until such time as the Company amends the Plan or indicates otherwise.

ARTICLE 4. ELIGIBILITY

4.1 Eligible Agency. An agency designated as an Eligible Agency by the Company is eligible to enroll in the Plan. An Eligible Agency shall be an agency that is under contract with any of the Company’s insurance company subsidiaries to promote and sell the Company’s or a subsidiary’s insurance products. To be an Eligible Agency, an agency must, as of June 30, 2008, be in good standing and have at least $500,000.00 of premiums, either in direct written premiums or adjusted present value of premiums. The Company may also, in its discretion, base eligibility upon any single factor, or multiple factors, which it deems to be an indication that an agency contributes value to the Company. Such factors may include, but are not limited to, written premium volume, length of a relationship with the Company, and potential growth of written premium volume.

4.2 Eligible Status. Loss or revocation of eligible status.

(a)	The Company may, in its discretion, revoke an agency’s status as an Eligible Agency. Such revocation may be based on any number of factors, including, but not limited to: (i) a decrease in written premiums procured by an Eligible Agency; (ii) an Eligible Agency’s entering into a contract to procure written premiums for a competing insurer or underwriter; or (iii) a continuous declination to purchase Company Stock.

(b)	If an Eligible Agency engages in a Complete Withdrawal from the Plan, such agency will lose eligible status. The agency may not re-enter the Plan unless the Company, in its discretion, grants eligible status to the withdrawn agency.

(c)	An Eligible Agency will lose eligible status if, at any time while eligible, such agency commits an act which is found by a court of law to constitute a felony.

(d)	If an Eligible Agency fails to enroll in the Plan within the first eight Enrollment Periods following the date such agency is granted eligible status, the agency’s eligible status will be revoked. The agency may not enter the Plan until the Company, in its discretion, grants eligible status to the agency.

4.3 Eligibility Procedures. The Company may make an eligibility determination at any time. Upon the Company’s granting eligible status to an agency, the Committee shall notify the agency of its eligible status. The notification shall include the rules and procedures, or a summary thereof, related to eligibility, enrollment, subscription, and contributions.

ARTICLE 5. METHODS OF PAYMENT AND AMOUNT OF CONTRIBUTION

5.1 Methods of Payment. There shall be one method of contribution for a Participant to purchase shares of Company Stock under this Plan. A Participant may purchase shares of Company Stock through a Lump Sum Contribution.

5.2 Limitations on Purchases. Participants are limited in the amount of Company Stock they may purchase per Calendar Quarter and Calendar Year under the Plan. The Calendar Year limit is less than the aggregated Calendar Quarter limits, which allows Participants to front-load or back-load their annual contributions to the Plan.

(a)	Limitations on Purchase of Company Stock.

(i)	Calendar Year Limitation. An Enrolled Agency may not purchase more than 1,000 shares of Company Stock in any one Calendar Year.

(ii)	Calendar Quarter Limitation. An Enrolled Agency may not purchase more than 500 shares of Company Stock in any one Calendar Quarter.

5.3 Participant Contributions. Participant contributions shall be allocated to a Participant account established by the Plan for the Participant, and such contributions shall be used to purchase only whole shares of Company Stock. At the end of each Subscription Period, Participant contributions shall be used to purchase shares of Company Stock, subject to the limits of Section 5.2.

5.4 Participant Accounts. The Committee shall establish and maintain a Participant account for each Participant. Any excess contributions which were not used to purchase shares of Company Stock during a Subscription Period shall be allocated to and maintained in a Participant’s account until the next Subscription Period. A Participant shall elect in the subsequent Subscription Form whether any such carried-forward amounts are to be used to purchase shares of Company Stock or if such amounts are to be returned to the Participant. If the Participant fails to make such an election, the carried-forward excess contributions shall be returned to the Participant as soon as is administratively feasible.

ARTICLE 6. ENROLLMENT AND SUBSCRIPTION

6.1 Enrollment Periods. There shall be four (4) Enrollment Periods per Calendar Year during which Eligible Agencies may enroll in the Plan. These Enrollment Periods extend from the 15th to the 31st day of each March and December, and the 15th to the 30th day of each June and September.

6.2 Enrollment Procedures. The Committee shall send an Enrollment Form to each Eligible Agency who is not enrolled in the Plan. An Eligible Agency may enroll in the Plan only during an Enrollment Period. An Eligible Agency who wishes to enroll must return the completed Enrollment Form to the Committee during an Enrollment Period. Once an Eligible Agency enrolls in the Plan, the Eligible Agency is a Participant.

6.3 Subscription Periods. There shall be four (4) Subscription Periods per Calendar Year. On the last day of each Subscription Period, cash balances in Participant accounts will be used to purchase shares of Company Stock subject to the limits of Section 5.2. Only whole shares are to be allocated to a Participant’s account. Any remaining cash balance will carry forward in accordance with Section 5.4. The Subscription Periods extend from the 1st to the 15th day of January, April, July, and October.

6.4 Subscription Procedures. The Committee shall send a Subscription Form to each Participant. A Participant that wishes to subscribe to the Plan must return the applicable Subscription Form no later than the first day of the Subscription Period. A Participant must elect on the Subscription Form the amount of contribution, if any, to be made to the Participant’s account for the Calendar Quarter coincident with the relevant Subscription Period. A Participant may not subscribe to the Plan other than in accordance with the subscription procedures of this Section 6.4.

6.5 Contributions. A Participant shall specify the amount of its contribution, if any, for the Calendar Quarter on the applicable Subscription Form. Contributions in the aggregate may not exceed the limits contained in Article 5 of the Plan.

6.6 Subscription Rate. All Company Stock available under this Plan will be purchased at the Plan Discount, except where Section 7.3 is applicable.

ARTICLE 7. STOCK RIGHTS

7.1 Disposition of Stock. Once Company Stock has been purchased under the Plan, a Participant is entitled to all rights afforded to holders of Common Stock, subject to the limitations of this Article 7.

7.2 Sale of Stock. A Participant may dispose of stock only in accordance with the following provisions.

(a)	Shares may be released from a Participant’s account only in accordance with Article 8.

(b)	The Company shall have a right of first refusal if a Participant desires to sell any of its shares acquired in this Plan. The Participant must notify the Committee in writing of its intent to sell the shares by submitting a Withdrawal Notice. The Committee must reply to the Participant, notifying it whether the Company will purchase the shares in question, within fourteen (14) days of receipt of the Withdrawal Notice.

(i)	If the Company desires to purchase the shares, it must offer, and the Participant must accept, an amount equal to the greater of (i) the closing price per share on the day the notice of intent to sell is postmarked, or (ii) the closing price per share on the day the Committee’s reply is postmarked.

(ii)	Shares purchased by the Company from Participants will be made available to the Plan upon purchase.

7.3 Dividends. Participants are entitled to receive dividends when paid to the same class of stock held in the Participants’ accounts. Participants may choose to have dividends reinvested in Company Stock and such reinvestment will not be counted toward the Calendar Quarter and Calendar Year limits of Section 5.2. Any Company Stock purchased with any such reinvested dividends will not be subject to the Plan Discount.

7.4 Material Transactions and Stock Adjustments. In the event that the outstanding shares of Company Stock are hereafter increased or decreased or changed into or exchanged for a different number or kind of shares or other securities of the Company, or of another corporation, by reason of reorganization, merger, consolidation, recapitalization, reclassification, stock split-up, stock dividend either in shares of the same class or of another class of Company Stock, spin-off or combination of shares, appropriate adjustments shall be made by the Committee in the aggregate number and kind of shares that are reserved for sale under this Plan.

ARTICLE 8. PLAN WITHDRAWAL, TERMINATION AND AMENDMENT

8.1 Plan Withdrawal. A Participant may withdraw, in whole or in part, from the Plan at any time, subject to the provisions of this Section 8.1, by providing a Withdrawal Notice to the Committee. The Participant’s account shall be distributed in accordance with this Section 8.1.

(a)	If a Partial Withdrawal, any contributions which have not yet been used to purchase Company Stock will remain in the Plan and be allocated to the Participant’s account for future purchase of Company Stock.

(b)	If a Complete Withdrawal, any contributions which have not yet been used to purchase Company Stock will be returned without interest to the Participant within fourteen (14) days following the end of the Calendar Quarter in which the Participant withdraws.

(c)	Upon a Partial or Complete Withdrawal, any Company Stock being withdrawn from the Participant’s account shall be subject to the right of first refusal rule in Section 7.2(b), and the following provisions where they differ from those found in Section 7.2(b).

(i)	The Committee shall notify the Participant in writing whether the Company is purchasing the Company Stock being withdrawn from the Participant’s account. Such written notification must be postmarked within fourteen (14) days of receiving the Withdrawal Notice.

(ii)	If the Company purchases the Participant’s shares, it must remit a check to the withdrawing Participant within fourteen (14) days following the end of the Calendar Quarter in which the withdrawal occurs.

(iii)	If the Company elects to purchase the Participant’s shares, it shall pay the Participant the greater of an amount equal to: (i) the closing price per share of the Company Stock on the day the Withdrawal Notice is postmarked; or (ii) the closing price per share on the day the Committee’s reply is postmarked.

(iv)	In the case of a Partial Withdrawal, the shares of Company Stock which have been held the longest in the Participant’s account will be distributed first. Such distribution shall be in the form of: (i) a cash payment if the Company purchases the Participant’s shares; or (ii) a stock certificate if the Company declines to exercise its right of first refusal.

(v)	If the Company does not purchase the Participant’s shares, it shall issue a stock certificate to the withdrawing Participant for the Company Stock held in the Participant’s account within fourteen (14) days following the end of the Calendar Quarter in which the withdrawal occurs.

(d)	If the Committee, in accordance with Section 8.1(c)(i), notifies the withdrawing Participant that the Company is electing to purchase its shares of

Company Stock, the Committee shall include in such notice an explanation of the withdrawal rules relating to valuation of Company Stock, timing of distributions, the Company’s right of first refusal and, in the instance of a complete withdrawal, reenrollment in the Plan.

8.2 Plan Termination. The Company may terminate the Plan at any time without advance notice, except when required by law or court order. Plan termination is subject to the following provisions.

(a)	The Company, upon the Plan’s termination, shall send a Termination Notice to Plan Participants, indicating that the Company has the right of first refusal with respect to all shares of Company Stock held in Participant accounts. The Termination Notice shall also indicate whether the Company is going to purchase the Participant’s shares of Company Stock, and if so, how many shares.

(b)	In the event the Company elects to purchase some, but not all of the Company Stock held in Participant accounts under the terms of the Plan, it must purchase a pro rata portion of the Company Stock held in each Participant’s account.

(c)	Company Stock, for Plan termination purposes, is valued on a per share basis equal to the greater of (i) the Company Stock’s per share closing price on the last day of the most recently completed Calendar Quarter, or (ii) the Company Stock’s per share closing price on the date the Plan is terminated.

8.3 Plan Amendment. The Company may amend, alter, modify or eliminate any and all provisions of this Plan at any time and in any manner without notice or shareholder approval, unless otherwise required by law or court order.

ARTICLE 9. PLAN DURATION

9.1 Plan Duration Generally. The Plan shall begin operating July 1, 2008, and continue in existence until the earliest date one (1) of the following occurs: (i) all shares of Company Stock that have been allocated to the Plan have been purchased by the Plan’s Participants; (ii) June 30, 2013; or (iii) the Plan is otherwise terminated by reason of amendment or other Company action such as a merger.

9.2 Changes to Plan Duration. The Company may amend the Plan at any time to change the duration of the Plan in any of the following manners, while retaining the right to terminate the Plan at any time without advance notice or reason.

(a)	The Company may amend the Plan to establish a different Termination Date. In no event may the Company establish a Termination Date that would occur within the first Calendar Year the Plan is in operation.

(b)	The Company may amend the Plan and issue more shares of Company Stock to the Plan to be available for purchase by Participants, subject to shareholder approval.

(c)	The Company may suspend the Plan’s operation for a period of time not to exceed twelve (12) months from the date operation is suspended. Before twelve (12) months elapse, the Company must terminate the Plan, resume operation of the Plan, or enact any amendments necessary to resume operation.

ARTICLE 10. MISCELLANEOUS PROVISIONS

10.1 Shares Available. The aggregate number of shares of Company Stock available for purchase under the Plan shall be 125,000. In the event all such shares are subscribed to, the Company may terminate or suspend the Plan. If the Company desires to issue more shares of Company Stock to the Plan it must receive shareholder approval.

10.2 Titles. If there is any conflict between the titles and the text of the Plan, the text shall control.

10.3 Section 16 Officers and 5% Owners. An agency which would otherwise be an Eligible Agency may not participate in this Plan if the agency is subject to Section 16 of the Securities and Exchange Act of 1934 (the “Act”) in connection with the Company or is a five-percent (5%) owner of the Company as defined under Section 13 of the Act. If an agency is an Enrolled Agency or is a Participant in the Plan and becomes subject to Section 16 of the Act or a five-percent (5%) owner, then such agency will be deemed to have completely withdrawn from the Plan and the distribution rules under Section 8.1 of this Plan shall apply.

10.4 Applicable Law. This Plan shall be construed, administered and governed in all respects under the laws of the United States of America, the Commonwealth of Pennsylvania and the rules of the National Association of Securities Dealers Automated Quotations (“NASDAQ”).

10.5 Severability and Construction of the Plan.

(a)	If any provision of the Plan or the application of it to any circumstance(s) or person(s) is invalid, the remainder of the Plan and the application of such provision to other circumstances or persons shall not be affected thereby.

(b)	Unless the context otherwise indicates, the masculine wherever used shall include the feminine and neuter; the singular shall include the plural; and words such as “herein”, “hereof,” “hereby,” “hereunder” and words of similar import shall refer to the Plan as a whole and not any particular part of it.

10.6 Contractual Rights. Nothing contained in this Plan or any forms and notices related thereto shall: (i) be construed to confer upon an Eligible Agency or a participant any right to a continued contractual relationship with the Company or any of its subsidiaries; or (ii) limit, in any respect, the right of the Company or any of its subsidiaries to terminate an existing relationship, contractual or otherwise, with an Eligible Agency or Participant hereunder.